SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8
Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330 and 333-164331.

EZCHIP SEMICONDUCTOR LTD.

6-K Items

1
Condensed Interim Consolidated Financial Statements of EZchip Semiconductor  Ltd. and its subsidiaries as of June 30, 2010 (Unaudited), Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2010.

EZCHIP SEMICONDUCTOR LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

UNAUDITED

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	1 - 2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Statements of Changes in Shareholders' Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5 - 6

Notes to Condensed Interim Consolidated Financial Statements	7 - 16

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

	June 30,	December 31,
	2010	2009
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,261	$34,748
Short-term deposits	9,000	3,000
Available-for-sale marketable securities	42,041	29,490
Trade receivables )net of allowances of $40 as of June 30, 2010 and December 31, 2009)	6,458	6,340
Other accounts receivable and prepaid expenses	698	6,065
Deferred tax assets, net	6,248	6,038
Inventories	2,687	1,533

Total current assets	99,393	87,214

NON CURRENT ASSETS:
Severance pay fund	4,375	4,099
Long-term deferred tax assets	1,605	5,571

Total non current assets	5,980	9,670

PROPERTY AND EQUIPMENT, NET	367	394

INTANGIBLE ASSETS, NET	2,490	3,869

GOODWILL	96,276	96,276

Total assets	$204,506	$197,423

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2010	2009
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,042	$1,963
Other accounts payable and accrued expenses	6,108	10,218

Total current liabilities	8,150	12,181

LONG-TERM LIABILITIES:
Accrued severance pay	5,129	4,779

Total long-term liabilities	5,129	4,779

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.02 par value -
Authorized: 50,000,000 shares at June 30, 2010 and December 31, 2009, respectively; Issued and outstanding: 25,121,828 and 24,314,990 shares at June 30, 2010 and December 31, 2009, respectively.	144	140
Additional paid-in capital	263,182	257,078
Accumulated other comprehensive income	47	507
Accumulated deficit	(72,146)	(77,262)

Total shareholders’ equity	191,227	180,463

Total liabilities and shareholders’ equity	$204,506	$197,423

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited

Revenues	$28,485	$16,521	$40,046
Costs of revenues	7,374	4,666	11,224
Amortization of existing technology	991	993	1,985

Gross profit	20,120	10,862	26,837

Operating expenses:
Research and development (net of grants and participations in the amount of $1,598, $1,739 and $3,049 for the six months ended June 30, 2010 and 2009, and for the year ended December 31, 2009, respectively)	6,911	6,521	13,243
Selling and marketing	3,042	2,607	5,495
General and administrative	1,691	1,559	3,202

Total operating expenses	11,644	10,687	21,940

Operating income	8,476	175	4,897
Financial income, net	519	489	902

Income before taxes	8,995	664	5,799

Tax benefit (taxes on income)	(3,879)	--	11,675

Net income	5,116	664	17,474

Less: Net loss (income) attributable to noncontrolling interest	--	34	(92)

Net income attributable to EZchip Semiconductor shareholders	$5,116	$698	$17,382

Basic net income per share attributable to EZchip Semiconductor shareholders	$0.21	$0.03	$0.74

Diluted net income per share attributable to EZchip Semiconductor shareholders	$0.20	$0.02	$0.66

Weighted average number of Ordinary Shares used in computing basic net income per share	24,907,671	23,347,415	23,376,217

Weighted average number of Ordinary Shares used in computing diluted net income per share	25,850,926	23,361,923	23,516,260

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		EZchip Semiconductor Ltd. Shareholders
	Number of		Additional	Accumulated other		Non	Total	Total
	ordinary	Share	paid-in	comprehensive	Accumulated	Controlling	comprehensive	shareholders'
	shares	capital	capital	income (loss)	deficit	Interest	income (loss)	equity
Balance as of January 1, 2009	23,344,004	$134	$247,356	$(705)	$(94,644)	$2,773	$--	$154,914

Exercise of stock options	6,313	*) --	87	--	--	--	--	87
Exercise of Restricted Share Units	8,281	*) --	*) --	--	--	--	--	*) --
Exercise of options in EZchip Technologies	--	--	95	--	--	1,549	--	1,644
Stock-based compensation	--	--	4,400	--	--	--	--	4,400
Stock-based compensation in EZchip Technologies	--	--	--	--	--	945	--	945
Purchase of noncontrolling interest in consideration of issuance of Company’s equity instruments, net of issuance cost of $213	956,392	6	5,140	--	--	(5,359)	--	(213)
Comprehensive income:
Unrealized gain on available-for-sale marketable securities	--	--	--	991	--	--	991	991
Unrealized gain on foreign currency cash flow hedges transactions, net	--	--	--	221	--	--	221	221
Net income	--	--	--	--	17,382	92	17,474	17,474
Total comprehensive income							$18,686
Balance as of December 31, 2009	24,314,990	$140	$257,078	$507	$(77,262)	$--		$180,463
Issuance of shares (see also Note 4)	106,893	1	1,071	--	--	--	--	1,072
Exercise of stock options	698,367	3	2,324	--	--	--	--	2,327
Exercise of Restricted Share Units	1,578	*) --	*) --	--	--	--	--	*) --
Stock-based compensation	--	--	2,709	--	--	--	--	2,709
Comprehensive income:
Unrealized loss on available-for-sale marketable securities	--	--	--	(181)	--	--	(181)	(181)
Unrealized loss on foreign currency cash flow hedges transactions, net	--	--	--	(279)	--	--	(279)	(279)
Net income	--	--	--	--	5,116	--	5,116	5,116
Total comprehensive income							$4,656
Balance as of June 30, 2010 (unaudited)	25,121,828	$144	$263,182	$47	$(72,146)	$--		$191,227

*) Less than $ 1.

	Six months ended June 30,	Year ended December 31,
Accumulated other comprehensive income (loss)	2010	2009

Accumulated unrealized gain on available-for-sale marketable securities	$128	$309
Accumulated unrealized gain (loss) on foreign currency cash flows hedges, net	(81)	198
Accumulated other comprehensive income	$47	$507

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited

Cash flows from operating activities:

Net income	$5,116	$664	$17,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,479	1,570	3,074
Accumulated interest and accretion of discount and premium on available-for-sale marketable securities	324	131	352
Realized loss (gain) related to sale of available-for-sale marketable securities	--	(2)	6
Increase (decrease) in accrued severance pay, net	74	(166)	(253)
Stock-based compensation related to options and RSU's granted to employees of the Company and EZchip Technologies	2,709	2,467	5,345
Decrease (increase) in trade receivables, net	(118)	480	(1,300)
Decrease (increase) in other accounts receivable and prepaid expenses	616	322	(667)
Decrease (increase) in inventory	(1,154)	576	2,351
Decrease (increase) in deferred tax assets	3,848	--	(11,675)
Increase (decrease) in trade payables	271	(649)	866
Increase in other accounts payable and accrued expenses	294	1,183	1,510

Net cash provided by operating activities	13,459	6,576	17,083

Cash flows from investing activities:

Investment in available-for-sale marketable securities	(17,556)	(6,108)	(14,354)
Investment in short-term deposits	(6,000)	(2,000)	(3,000)
Proceeds from sale and redemption of available-for-sale marketable securities	4,500	2,007	12,723
Purchase of property and equipment	(265)	(77)	(110)

Net cash used in investing activities	$(19,321)	$(6,178)	$(4,741)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited

Cash flows from financing activities:

Issuance of shares, net of issuance costs	$1,072	$--	$(213)
Proceeds from exercise of options in the Company	2,303	87	87
Proceeds from exercise of options of EZchip Technologies	--	34	193
Proceeds from exercise of options in EZchip Technologies in connection with share purchase transaction	--	--	1,451

Net cash provided by financing activities	3,375	121	1,518

Increase (decrease) in cash and cash equivalents	(2,487)	519	13,860
Cash and cash equivalents at the beginning of the period	34,748	20,888	20,888

Cash and cash equivalents at the end of the period	$32,261	$21,407	$34,748
a. Non-cash activities:

1. Purchase of property and equipment in credit	$17	$--	$209

2. Purchase of noncontrolling interest in consideration of issuance of the Company's equity instruments, net of issuance cost of $213	$--	$--	$5,359

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	EZchip Semiconductor Ltd. (the "Company") was incorporated as a limited liability company under the laws of the State of Israel in 1989.

On July 22, 2008, the Company changed its name from LanOptics Ltd. to EZchip Semiconductor Ltd.  The Company's business consists exclusively of the business of its subsidiary, EZchip Technologies Ltd. ("EZchip Technologies"), a fabless semiconductor company that develops and markets Ethernet network processors for networking equipment.

EZchip Technologies was established in December 1999 as a wholly-owned subsidiary of the Company. Over the years, EZchip Technologies raised funds from third party investors and the Company, thereby diluting the Company's ownership of EZchip Technologies. However, following a series of share acquisition transactions, as of December 31, 2009, the Company holds 100% of EZchip Technologies’ shares and voting rights. During 2001, EZchip Technologies established a wholly-owned subsidiary, EZchip Inc., in the United States, which is engaged in the marketing of EZchip Technologies’ products.

b.
The Company's Ordinary Shares were listed on the NASDAQ Global Market under the symbol “LNOP” from its initial public offering in November 1992 until April 14, 2003, at which date the listing of its Ordinary Shares was transferred to the NASDAQ Capital Market.  Since January 4, 2008, the Company's Ordinary Shares have been listed once again on the NASDAQ Global Market, and on January 17, 2008 its NASDAQ ticker symbol was changed to “EZCH.”  Since April 1, 2002, the Company's Ordinary Shares have also been listed for trading on the Tel Aviv Stock Exchange.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2009, are applied consistently in these financial statements.

b.	Recently issued accounting standards:

In April 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2010-17, Topic 605 — Revenue Recognition – Milestone Method (“ASU 2010-17”), which provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments in ASU 2010-17 are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted; however, if a company elects to early adopt, the amendment must be applied retrospectively from the beginning of the year of adoption. The Company’s adoption of ASU 2010-17 is not expected to have an impact on the Company’s condensed consolidated financial statements.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Recently issued accounting standards (cont.):

In April 2010, the FASB issued ASU No. 2010-13, Topic 718 — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in which the Underlying Equity Security Trades (“ASU 2010-13”), which provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company’s adoption of ASU 2010-13 is not expected to have an impact on the Company’s condensed consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Topic 820 — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which provides additional fair value measurement disclosures and clarifies certain existing disclosure requirements. Except for the requirement to disclose purchases, sales, issuances and settlements of Level 3 measurements on a gross basis, the disclosure and clarification requirements are effective for interim and annual reporting periods beginning after December 15, 2009. The requirement to separately disclose purchases, sales, issuances and settlements of recurring Level 3 measurements on a gross basis is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. ASU 2010-06 relates to disclosure requirements only and as such does not impact the Company’s condensed consolidated financial statements.

NOTE 3:-           UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2009 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

NOTE 4:-           SHAREHOLDERS' EQUITY

On January 14, 2010, the Company issued and sold 106,893 Ordinary Shares for a total consideration of $1,072 upon the exercise of an over-allotment option granted in connection with an underwritten public offering that commenced in December 2009.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-           EMPLOYEE EQUITY INCENTIVE AWARDS

Grants by the Company:

Awards granted under the Company’s equity incentive plans, usually vest over a period of four years and, in the case of stock options, are exercisable over a period of seven years from the date of grant.

Based on the Company’s historical experience and future expectations, the annual pre-vesting forfeiture rate is approximately 3%.

The following table summarizes the option activity under the Company's equity incentive plans as of June 30, 2010 and changes during the six months ended June 30, 2010:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2009	3,997,757	$9.49	4.59
Granted	--	$--	--
Exercised	698,367	$3.33	--
Forfeited	16,098	$14.12	--

Outstanding at June 30, 2010	3,283,292	$10.77	4.37	$22,097

Exercisable at June 30, 2010	1,883,840	$7.96	3.78	$17,972

Vested and expected to vest	3,079,338	$10.52	4.86	$21,494

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on June 30, 2010 (the last trading day of the second quarter of fiscal 2010) and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2010. This amount changes based on the fair market value of the Company's Ordinary Shares.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-           EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

The following table summarizes information relating to Restricted Share Units ("RSU's"):

	Number of restricted share units	Weighted average fair value at grant date	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2009	106,727	$15.61
Granted	282,932	$15.49
Vested and issued	1,578	$18.60
Forfeited	2,731	$16.11
Outstanding at June 30, 2010	385,350	$15.50	$6,744
Expected to vest	366,711	$15.50	$6,417

As of June 30, 2010, there was $12,845 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s equity incentive plans. This cost is expected to be recognized over a period of four years with a weighted average period of 1.5 years.

Grants in EZchip Technologies:

During the six months ended June 30, 2010, no stock options were granted by EZchip Technologies.

The following table summarizes the options activity under EZchip Technologies’ stock option plans as of June 30, 2010 and changes during the six months ended June 30, 2010:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
	Unaudited

Outstanding at December 31, 2009	156,250	$0.74
Exercised	--	--
Forfeited	--	--

Outstanding at June 30, 2010	156,250	$0.74	3.15

Exercisable at June 30, 2010	95,654	$0.74	3.14

Vested and expected to vest	156,250	$0.74	3.15

As of June 30, 2010, there was $12 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EZchip Technologies’ stock option plans. This cost is expected to be recognized over a weighted average period of four months.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-           EMPLOYEE EQUITY INCENTIVE AWARDS (CONT.)

The total stock-based compensation expenses related to all of the Company's and EZchip Technologies’ stock-based compensation plans, recognized for the six months ended June 30, 2010 and 2009 and for the year ended December 31, 2009, are set forth below:

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
	Unaudited		Audited
Costs of revenues	$111	$93	$214
Research and development expenses	1,405	1,366	2,908
Selling and marketing expenses	560	468	1,048
General and administrative expenses	633	540	1,175
Total stock-based compensation expenses	$2,709	$2,467	$5,345

NOTE 6:-          INVENTORIES

	June 30,	December 31,
	2010	2009
	Unaudited	Audited

Raw materials	$210	$176
Work in progress	284	179
Finished products	2,193	1,178

Total	$2,687	$1,533

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-           AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of June 30, 2010 and December 31, 2009, all of the Company’s marketable securities were classified as available-for-sale.

	June 30, 2010				December 31, 2009
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Corporate debentures -
Fixed interest rate	$14,254	$130	$--	$14,384	$11,721	$158	$--	$11,879
Corporate debentures floating interest rate	1,509	1	(15)	1,495	--	--	--	--
Governmental debentures fixed interest rate	--	--	--	--	--	--	--	--

Available-for-sale - matures after one year through three years:
Corporate debentures -
Fixed interest rate	22,001	171	(194)	21,978	14,491	161	(29)	14,623
Corporate debentures floating interest rate	1,465	25	--	1,490	2,969	30	(11)	2,988
Governmental debentures fixed interest rate	2,684	10	--	2,694	--	--	--	--
	$41,913	$337	$(209)	$42,041	$29,181	349	$(40)	$29,490

In accordance with FASB Accounting Standard Codification, or ASC, 320-10-65 (originally issued as FSP “SFAS No. 115-2”), an other-than-temporary impairment for debt securities is required to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors (provided that the company does not intend to sell the security and it is not more likely than not that it will be required to sell it before recovery). The Company classifies its marketable securities as available-for-sale and marks them to market with changes to other comprehensive income until realization or occurrence of other than temporary impairment loss. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. Based on the above factors, the Company concluded that its four investments that were in an unrealized loss position as of June 30, 2010 were not other-than-temporary and no credit loss was present for any of its investments. As such, the Company did not recognize any impairment charges on outstanding securities at the adoption date of the ASC 320-10-65 or during the six month period ended June 30, 2010.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       AVAILABLE-FOR-SALE MARKETABLE SECURITIES (CONT.)

The table below shows the fair value of investments in available-for-sale marketable securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer as of June 30, 2010:

	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Governmental debentures fixed interest rate	$--	$--	$--	$--	$--	$--
Corporate debentures	987	15	3,968	194	4,955	209
	$987	$15	$3,968	$194	$4,955	$209

NOTE 8:-           DERIVATIVE INSTRUMENTS

During the six month period ended June 30, 2010, the Company continued to enter into forward contracts to hedge the cash flows of payroll and payroll related expenses denominated in New Israeli Shekels.  The notional principal of the forward contracts for the sale of U.S. dollars in exchange for NIS was $5,800 (or approximately NIS 22.10 million) and $5,900 (or approximately NIS 23.25 million) at June 30, 2010 and December 31, 2009, respectively. These contracts are for a period of up to 11 months. The Company measured the fair value of the contracts in accordance with FASB ASC 820 (originally issued as "SFAS 157") at Level 2. The Company’s net unrealized gain of $269 was reclassified out of the other comprehensive income and was recognized in the Company’s statements of operations as part of the payroll expenses, during the six month period ended June 30, 2010.

For the six month period ended June 30, 2010, the unrealized loss on foreign currency cash flow hedges amounted to $107. This unrealized loss is included in the Company's accumulated other comprehensive income.

The fair value of the outstanding foreign currency cash flows hedges recorded by the Company on its consolidated balance sheets as of June 30, 2010 and December 31, 2009, as an asset or a liability is as follows:

	June 30,	December 31,
	2010	2009
	Unaudited	Audited

Derivatives designated as cash flow hedging instruments
Other accounts receivable and prepaid expenses	$--	$264
Other accounts payable and accrued expenses	(107)	--

Total	$(107)	$264

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-           DERIVATIVE INSTRUMENTS (CONT.)

The activity related to the changes in net unrealized gains (losses) on foreign currency cash flows hedges is as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2010	2009
	Unaudited	Audited
Net unrealized gains (losses) on cash flow hedges as of beginning balance	$264	$(23)
Increase in gains (losses) recognized in accumulated other comprehensive income	(640)	410
Realized gains (losses) reclassified into earnings	269	(123)
Net unrealized gains (losses) on cash flow hedges as of ending balance (*)	$(107)	$264

(*) Excludes tax effect.

NOTE 9:-           FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company utilized the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. FASB ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described bellow:

Level 1	observable input that reflect quoted prices (unadjusted) for identical assets orliabilities in active markets.

Level 2	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	Unobservable inputs, which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-          FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

	Fair value at	Fair value at
	June 30,	December 31,
	2010	2009
	Level 2	Level 2
	Unaudited	Audited
Available-for-sale marketable securities	$42,041	$29,490
Foreign currency cash flow hedges	(107)	264
Total	$41,934	$29,754

NOTE 10:-         MAJOR CUSTOMERS

Revenues derived from sales to Juniper Networks, Inc. (“Juniper”) and its manufacturers accounted for 42%, 46% and 54% of the Company’s total revenues for the six months ended June 30, 2010 and 2009 and for the year ended December 31, 2009, respectively. In addition, royalties' revenues derived from the partnership with Marvell Technology Group Ltd. (“Marvell”) amounted to $5,432 for the six month period ended June 30, 2010, representing 19% of the Company's total revenues during the period.

NOTE 11:-         MAJOR SUBCONTRACTORS

All of the Company's network processor chips are manufactured by third party subcontractors. While these subcontractors have been able to adequately meet the demands of the Company's increasing business, the Company is and will likely continue to be dependent upon such subcontractors to achieve acceptable manufacturing yields, quality levels and costs, and to allocate to the Company sufficient capacity to meet the Company's needs in a timely manner. Revenues could be materially and adversely affected should these subcontractors fail to meet the Company's demand for products due to a shortage of production capacity, process difficulties, low yield rates or financial instability. For the six months ended June 30, 2010, these major subcontractors accounted for approximately 74% of the Company’s cost of revenues.

EZCHIP SEMICONDUCTOR LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12 -         EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
	Unaudited	Unaudited	Audited
Numerator:
Net income attributable to EZchip Semiconductor shareholders	$5,116	$698	$17,382

Denominator:
Weighted-average number of shares outstanding used in computing basic net earnings per share	24,907,671	23,347,415	23,376,217
Dilutive effect: stock options and RSUs	943,255	14,508	140,043
Total weighted-average number of shares used in computing diluted net earnings per share	25,850,926	23,361,923	23,516,260

Basic net income per share	$0.21	$0.03	$0.74
Diluted net income per share	$0.20	$0.02	$0.66

Anti-dilutive securities

The following outstanding options, RSUs and warrants (prior to the application of the treasury shares method) were excluded from the computation of diluted net earnings per ordinary share for the periods presented because including them would have had an anti-dilutive effect.

	Six months ended June 30,		Year ended December 31,
	2010	2009	2009
Options to purchase ordinary shares, RSUs and warrants	2,081,441	2,701,794	2,356,524

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended June 30, 2010 and 2009 and the consolidated balance sheet data at June 30, 2010 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operation for such periods.  The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for any future period.  The selected consolidated financial data set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 included in our Annual Report on Form 20-F for the year ended December 31, 2009.

INCOME STATEMENT DATA

U.S. dollars in thousands (except per share data)

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010
Revenues	$19,488	$33,566	$40,046	$16,521	$28,485
Costs of revenues	8,032	11,983	11,224	4,666	7,374
Amortization of existing technology	1,208	2,083	1,985	993	991

Gross profit	10,248	19,500	26,837	10,862	20,120

Operating expenses:
Research and development, net	8,529	12,953	13,243	6,521	6,911
In-process research and development charge	396	5,125	--	--	--
Sales, general and administrative	5,927	7,467	8,697	4,166	4,733

Total operating expenses	14,852	25,545	21,940	10,687	11,644

Operating income (loss)	(4,604)	(6,045)	4,897	175	8,476
Financial income, net	71	1,408	902	489	519

Income (loss) before taxes	(4,533)	(4,637)	5,799	664	8,995

Tax benefit (taxes on income)	--	--	11,675	--	(3,879)

Net income (loss)	(4,533)	(4,637)	17,474	664	5,116

Less: Net (income) loss attributable to noncontrolling interest	445	37	(92)	34	--

Net income (loss) attributable to EZchip Semiconductor shareholders	$(4,088)	$(4,600)	$17,382	$698	$5,116
Basic net income (loss) per share attributable to EZchip Semiconductor shareholders	$(0.25)	$(0.20)	$0.74	$0.03	$0.21
Diluted net income (loss) per share attributable to EZchip Semiconductor shareholders	$(0.25)	$(0.20)	$0.66	$0.02	$0.20

BALANCE SHEET DATA

U.S. dollars in thousands
	December 31,		June 30,
	2008	2009	2010
BALANCE SHEET DATA:
Working capital	$52,554	$75,033	$91,243
Total assets	164,103	197,423	204,506
Long-term liabilities	4,081	4,779	5,129

Total equity	$154,914	$180,463	$191,227

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2010 COMPARED TO SIX MONTHS ENDED JUNE 30, 2009

Revenues

We generate our revenues mainly from sales of network processor chips and to a lesser extent from the sales of network processor-based systems, software tools and services.  For the six months ended June 30, 2010, revenues increased by $12.0 million, or 73%, to $28.5 million from $16.5 million for the six months ended June 30, 2009. Juniper, currently our largest customer, accounted for $12.1 million (42% of revenues) in the six months ended June 30, 2010, compared to $7.6 million of our revenues (46% of revenues) in the six months ended June 30, 2009. Juniper entered volume production with NP-2 based products in 2007 and continued to launch additional products that incorporate our NP-2 processors during 2008, 2009 and 2010.  Marvell accounted for $5.4 million of our revenues (19% of revenues) in the six months ended June 30, 2010, compared to $1.7 million (11% of revenues) in the six months ended June 30, 2009.  Marvell manufactures and sells a customized version of our NP-3 processor to a specified customer and pays us royalties for each chip it sells to the customer. We recognize revenues on account of such sales on a net basis. These chips are still in early stages of commercial use and are being used in production systems by such customer of Marvel.  ZTE Corporation (“ZTE”) accounted for $2.6 million of our revenues (9% of revenues) in the six months ended June 30, 2010, compared to $0.7 million (5% of revenues) in the six months ended June 30, 2009. ZTE uses our NP-3 processor and is also in the early stages of volume production with its NP-3 based systems. Our other customers as a group, using mainly the NP-2 and NP-3 processors, accounted for $8.4 million of our revenues (30% of revenues) in the six months ended June 30, 2010, compared to $4.5 million (27% of revenues) in the six months ended June 30, 2009.  NP-1c customers accounted for $2.0 million of our revenues (12% of revenues) in the six months ended June 30, 2009. The NP-1c network processor reached its end-of-life in early 2009 and is no longer offered by us.

Cost of Revenues

Cost of revenues consists primarily of the cost of network processor chips purchased from our contract manufacturers and to a lesser extent from the cost of network processor-based systems, labor costs and other supply chain management and facilities related costs.  For the six months ended June 30, 2010, our cost of revenues increased by $2.7 million, or 57%, to $7.4 million (26% of revenues) from $4.7 million (28% of revenues) for the six months ended June 30, 2009.  The increase in cost of revenues is mainly attributable to the increase in revenues. The decrease in cost of revenues as a percentage of revenues is attributable to lower unit costs resulting from increased manufacturing volume, as well as a higher portion of royalty revenues from Marvell, which bear no cost of goods sold (other than royalties on revenues due to the Israeli Office of the Chief Scientist (“OCS”) in connection with grants received from the OCS in the current and prior years).

Amortization of Existing Technology

Amortization of existing technology reflects the amortized cost of intangible assets acquired in connection with our purchase of shares of our subsidiary, EZchip Technologies Ltd., in a series of share exchange transactions in prior years.  Each of the EZchip Technologies share acquisitions prior to 2009 (other than the 2009 employee exchange offer) was accounted for according to the purchase method of accounting, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141 (while the 2009 exchange offer was accounted for in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, No. 810 (originally issued as "SFAS 160"), and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the respective dates of its acquisition.  Existing technology is amortized using the straight-line method over its useful life, which is up to four years. Amortization of existing technology totaled $1.0 million for both the six months ended June 30, 2010 and for the six months ended June 30, 2009.

Gross Profit

For the six months ended June 30, 2010, our gross profit increased by $9.2 million, or 84%, to $20.1 million (71% of revenues) from $10.9 million (66% of revenues) for the six months ended June 30, 2009, primarily as a result of the increase in our revenues.  The increase in gross profit as a percentage of revenues is mainly the result of lower unit costs resulting from increased manufacturing volume, favorable product and customer mix and increased royalty revenues from Marvell.

Research and Development Expenses, Net

Research and development expenses consist primarily of the salary and benefits of engineers and costs related to external engineering design services (non-recurring engineering costs).  The reported amounts consist entirely of EZchip Technologies’ research and development costs.  Since April 1, 2006, we have received research and development participation grants from the OCS.  Research and development expenses remained substantially constant at $8.5 million (excluding OCS grants of $1.6 million) for the six months ended June 30, 2010 compared to $8.3 million (excluding OCS grants of $1.7 million) for the six months ended June 30, 2009.

Sales, General and Administrative Expenses

Sales, general and administrative expenses consist primarily of salaries, commissions to third party sales representatives, participation in trade shows and travel expenses, as well as legal, accounting and other administrative costs.  For the six months ended June 30, 2010, these expenses increased by $0.5 million, or 12%, to $4.7 million from $4.2 million for the six months ended June 30, 2009.  This increase is primarily attributable to a higher level of labor costs, including share-based compensation expenses under FASB ASC 718, as well as to a higher level of sales commissions.

Financial Income, Net

Financial income, net reflects the income or expenses from traditional interest income or financing expenses and from exchange rate fluctuations and currency translation.  For the six months ended June 30, 2010, net financial income remained substantially constant at $0.5 million, similar to the six months ended June 30, 2009.  This reflects the offsetting effects of lower prevailing interest rates earned on higher levels of cash, cash equivalents, short term deposits and available-for-sale marketable securities in the six month period ended June 30, 2010 compared to the six month period ended June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Historically we have satisfied our financial requirements primarily through equity investments, funds provided by operations and research and development grants.  Until 2006, EZchip Technologies’ research and development was funded through the proceeds of third party investments, combined with contributions from our Company.  Since April 2006, EZchip Technologies’ research and development efforts have been financed, in part, through grants from the OCS.

As of June 30, 2010, we had $85.0 million in working capital and $83.3 million in cash, cash equivalents, short-term deposits and available-for-sale marketable securities, compared to $58.0 million in working capital and $55.4 million in cash, cash equivalents, short-term deposits and available-for-sale marketable securities as of June 30, 2009.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2009	2010
Statement of Cash Flows Data:
Net cash provided by operating activities	$6,576	$13,459
Net cash used in investing activities	(6,178)	(19,321)
Net cash provided by financing activities	121	3,375
Increase (decrease) in cash and cash equivalents	519	(2,487)
Cash and cash equivalents at the beginning of the period	20,888	34,748
Cash and cash equivalents at the end of the period	$21,407	$32,261

Net cash provided by operating activities was approximately $13.5 million for the six months ended June 30, 2010 compared with net cash provided by operating activities of approximately $6.6 million for the six months ended June 30, 2009.  The improvement in cash flows from operating activities in 2010 resulted mainly from higher net income, adjusted for non-cash activity, in the 2010 period.

Net cash used in investing activities was approximately $19.3 million for the six months ended June 30, 2010.  Of such amount, approximately $19.0 million, net was used to purchase available-for-sale marketable securities and for investment in short term deposits and approximately $0.3 million was used to purchase property and equipment.  Net cash used in investing activities for the six months ended June 30, 2009 was approximately $6.2 million, of such amount, approximately $6.1 million, net was used to purchase available-for-sale marketable securities and approximately $0.1 million was used to purchase property and equipment.

For the six months ended June 30, 2010, net cash provided by financing activities was approximately $3.4 million.  This amount is attributable to proceeds of approximately $1.1 million from the issuance of shares in an underwritten public offering, net and approximately $2.3 million from the exercise of employee stock options. For the six months ended June 30, 2009, net cash provided by financing activities was approximately $0.1 million, attributable to proceeds from the exercise of employee stock options.

We believe that our cash, cash equivalents and available-for-sale marketable securities balances will provide sufficient cash resources to finance our operations at least through the next 12 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant)

By:	/s/ Dror Israel
Dror Israel
Chief Financial Officer

Date: September 16, 2010